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June 7, 2022

VIA EDGAR [CORRESPONDENCE FILING]

United States Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549-8626

Attn: Mr. Kenneth Ellington

Re:	Matthews International Funds (File Nos. 033-78960, 811-08510)

Ladies and Gentlemen:

On behalf of the above-named registrant (the “Registrant”), we provide the responses set forth below to the comments given orally by Mr. Kenneth Ellington of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on April 22, 2022, with respect to the annual report filed by the Registrant for the fiscal year ended December 31, 2021 for the various series of the Registrant (the “Funds”).

The Staff’s comments are set forth below in italics for your reference. Page references in the text of this response letter correspond to the page numbers of the applicable annual report. We have consulted with the Registrant in preparing and submitting this response letter.

1.

The Matthews Asia Total Return Bond Fund compares its performance against a blended benchmark consisting of 50% Markit iBoxx Asian Local Bond Index and 50% J.P. Morgan Asia Credit Index. Please explain how a blended benchmark is deemed an “appropriate broad-based securities market index” within the meaning of Item 4(b)(2)(iii), and instruction 2(b), as well as Instruction 5 to Item 27, of Form N-1A. A blended benchmark should be used only as a secondary benchmark as permitted for an additional index in Instruction 6 to Item 27(b)(7)(ii)(B).

Response: Comment acknowledged. The Matthews Asia Total Return Bond Fund has always been managed as an unconstrained bond fund with the flexibility to invest in both hard currency denominated (USD) and the local currency denominated debt of Asian issuers. The change from a local currency benchmark, the Markit iBoxx Asian Local Bond Index, to a 50/50 blend of the Markit iBoxx Asian Local Bond Index and the J.P. Morgan Asia Credit Index better reflects the mandate of the strategy by including both hard dollar and local currency securities.

United States Securities and Exchange Commission

Division of Investment Management

June 7, 2022

The Registrant is aware of other investment companies registered under Form N-1A that use a blended index as the primary benchmark for purposes of disclosing a “broad-based securities market index” under Items 4 and 27 of Form N-1A. The blended index disclosed in the annual report, in the judgment of the investment adviser to this Fund, is more reflective of the market for the principal investments of this Fund compared to a less comparable singular index. The Registrant also notes that its Board of Trustees is comfortable with the use of this blended index as an appropriate benchmark for evaluating this Fund’s performance.

The Registrant is not aware of any written interpretive guidance from the Commission or its Staff stating that a blended index cannot represent an “appropriate broad-based securities market index” as that term is used in Form N-1A. The Registrant also believes its approach is consistent with the principles behind guidance from the Staff regarding the definition and purpose of an “appropriate broad-based securities market index.”

Form N-1A defines “appropriate broad-based securities market index” to mean an index “that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The SEC has stated that “[t]he purpose of including return information for a broad-based securities market index was to provide investors with a basis for evaluating a fund’s performance and risks relative to the market.” [Registration Form Used by Open-End Management Investment Companies, SEC Release No. IC-23064 (Mar. 13, 1998).] The Commission has also previously stated that a broad-based index provides investors with a performance indicator of the overall applicable stock or bond markets, as appropriate, and that an index would not be considered to be broad-based if it is composed of securities of firms in a particular industry or group of related industries. The Registrant respectfully notes that the Fund’s blended primary benchmark index reflects the markets in which this Fund principally invests, and is not limited to any sector or other concentrated segment of a securities market. In fact, the blend used is the only practical way to provide a broad comparison for the fixed-income markets in which this Fund invests.

The Registrant believes that the use of a blended primary benchmark index complies with the requirements of Form N-1A and the SEC guidance cited above. As the Staff is aware, funds are increasingly using diverse investment strategies which at times have multiple distinct components and asset classes (e.g., a mix of equity securities, fixed-income securities and alternative strategies) with various weightings. As a result, it is often the case that the performance of a fund’s strategy may have a higher degree of correlation with a blended index than a more commonly used broad-based index such as the S&P 500 Index. In this regard, the Registrant believes that a blended primary benchmark index, consisting of component indexes that are intended to represent similar risk and investment attributes of the range of the Fund’s holdings, provides investors with a more useful basis for evaluating the applicable Fund’s performance and risks relative to the markets in which the Fund invests, consistent with the SEC’s stated purpose of including return information for a broad-based securities market index.

United States Securities and Exchange Commission

Division of Investment Management

June 7, 2022

The Registrant also believes that a blended index would be sufficiently “broad-based” if the index, when considered as a whole, is sufficiently representative of a broad segment of the securities market such that it is “not composed of securities of firms in a particular industry or group of related industries.” The Registrant believes that the Fund’s blended index is sufficiently “broad-based” in part because the component indexes of the blended index are themselves “broad-based securities market indexes.”

In addition, the Registrant emphasizes that, consistent with the SEC’s guidance that funds should have “a significant degree of flexibility to select an index that it believes best reflects the markets in which the fund invests,” funds should be given considerable deference in determining whether a blended benchmark index is an “appropriate broad-based securities market index.”

2.

The Staff previously provided the following comment, which it is reissuing at this time: The Statement of Assets and Liabilities shows a line item including dividends, interest and other receivables combined into a single line. The Registrant should separate other receivables into a separate line in accordance with Regulation S-X, Item 6-04(5), but dividends and interest may be combined into a single line.

Response: Comment accepted. Although “other receivables” were not material, the Registrant will add a separate line item in future reports, and include any reportable amounts.

3.

The Staff noted that each of the Matthews Asia Total Return Bond Fund and the Matthews Asia Credit Opportunities Fund states that it is a non-diversified fund. Consistent with Staff guidance, if a non-diversified fund has been operated as a diversified fund for three years, it should no longer disclose that it is a non-diversified fund and it should seek shareholder approval under Section 13(a)(1) of the Investment Company Act of 1940, as amended, before operating again as a non-diversified fund. Please confirm whether either of these funds has operated as a diversified fund for three years.

Response: Comment acknowledged. The Registrant confirms that it monitors the diversified status of each of those Funds on a regular basis, and neither Fund has operated as a diversified company within the meaning of Section 5(b)(1) of the Investment Company Act of 1940, as amended, for a continuous three-year period.

4.	With respect to the Form N-CEN filed on March 6, 2020, the internal control letter dated February 26, 2020, was missing the city and state where issued as required by Instruction 3 to item G.1.a.iii.

Response: Comment accepted. The Registrant notes that the city and state were missing from that internal control letter filed on March 6, 2020, but also notes that subsequent internal control letters filed on March 15, 2021 and March 11, 2022 disclosed the city and state of the office of the independent public accountant as part of the office address below the signature and date of issuance. The Registrant apologizes for the earlier omission and will ensure that future filed independent public accountant’s reports on internal controls disclose the city and state where issued.

United States Securities and Exchange Commission

Division of Investment Management

June 7, 2022

Please direct any further comments or questions regarding this response letter to the undersigned at (415) 856-7007.

Very truly yours,

/s/ David A. Hearth

David A. Hearth

PAUL HASTINGS LLP

cc:	Matthews International Capital Management, LLC